March 28, 2019

VIA E-mail

Lisa M. Henry
Ropes & Gray LLP
800 Boylston Street
Boston, MA 02199-3600
Lisa.Henry@ropesgray.com

Re:      Homestead Funds Trust
         Registration Statement on Form N-1A
         File Nos. 333-229995, 811-23429

Dear Ms. Henry:
    On March 1, 2019, Homestead Funds Trust (the "Trust") filed a registration statement on
Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company
Act of 1940 ("1940 Act") to offer shares of the Intermediate Bond Fund (the "Fund"). We reviewed the registration statement and provide our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.
General
      1. Portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
      2. Confirm that the Fund's agent for service is identified on the cover page of the registration statement.
Prospectus
Prospectus Summary
      3. Please confirm that the expense limitation agreement will be in effect for at least one year from effective date of the registration statement. If not, delete the reference to the fee waiver/expense reimbursement both in the fee table and its footnote. Additionally, if the fee waiver/expense reimbursement is subject to recoupment, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also disclose, in the footnote or in the item 10 disclosure, that any recoupment will not cause the Fund's expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in effect at the time of waiver/reimbursement; and (2) the expense cap in effect at the time of recoupment.
Principal Investment Strategies
   4. The disclosure lists a broad range of fixed-income debt securities in which the Fund intends to invest. Please clarify the types of fixed income debt securities the Fund intends to use principally to achieve its investment objectives.
   5. The disclosure states the Fund may invest up to 20% of its assets in "other instruments, including..."). Delete the phrase "including" and state specifically the types of securities in which the Fund will invest principally.
   6. We note that the fund invests in convertible securities. If the fund invests or expects to invest in contingent convertible securities ("CoCos"), the fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos , and the characteristics of the
      CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the fund should provide a description of them and should provide appropriate risk disclosure.
   7. In discussing duration, please clarify that a greater sensitivity to changes in interest rates typically corresponds to higher volatility and higher risk. Further, include a brief example of duration in the prospectus (e.g., For instance, a duration of "three" means that a security's price would be expected to decrease by approximately 3% with a 1% increase in interest rates).
Principal Risks
   8. Organize the risk factor section by order of significance to the Fund, rather than alphabetically.
   9. Under "Principal Investment Strategies," the disclosure states the Fund intends to invest in preferred stock and convertible bonds. Add corresponding risk factors.
   10. Under "Investments in Other Investment Companies Risk," add disclosure that such investments involve duplicative fees and expenses.
   11. Under "Limited Operating History," revise the disclosure to state the Fund has no operating history.
Additional Information About the Fund
   12. The disclosure states, "For this purpose, the terms also include instruments that are intended to provide one or more of the characteristics of a direct investment in one or more debt securities." Clarify this sentence to specify which "other instruments" the
       Fund intends to use principally.
Description of Fund Risks
   13. Under "High Yield Securities Risk," the disclosure states the Fund may not invest in securities rated C or below by Moody's or D or below by S&P. This sentence is inconsistent with the Fund's principal investment strategy that the Fund may invest in an issuer of any credit quality. Please reconcile. In addition, if these securities constitute a material part of the Fund's principal investment strategy, discuss in appropriate locations in the prospectus.
   14. Under "Investments in Other Investment Companies Risk," the disclosure states the Fund may invest in open-end funds, closed-ends fund and ETFs. The principally strategy currently only discloses intended investment in ETFs. Please reconcile. Additional Tax Information
Taxes on Dividends and Distributions
   15. Unless the Fund intends to distribute a return of capital, delete the sentences referring to distributions that exceed its current and accumulated earnings and profits.
Account Transactions
How to Exchange Shares
   16. The Fund currently is the only series and class of the Trust. Supplementally advise us if there are other funds that shareholders may exchange into at this time. If not, we suggest adding disclosure indicating that, while the fund currently does not have other series to exchange into, when it does add other series, these will be the procedures to exchange into those other series.
How to Sell Shares
   17. The disclosure states that a shareholder may sell shares "by check." Explain supplementally what this means or delete.
Fund Pricing, Policies and Fees
Valuation Methodology
   18. The disclosure states, "For purposes of the Valuation Procedures, the process described in
       (3) is deemed to be a fair valuation." Clarify what "(3)" is referring to.
Performance Information of Certain Other Accounts
   19. Confirm that performance of the Composite is adjusted by deducting the Fund's expenses listed in its fee table and includes the maximum applicable sales load.
   20. In the table, present the "net of fees" return more prominently (i.e., as the first line of the table).
   21. Represent supplementally that the use of adjusted fees/expenses does not result in performance that is higher than what would have been achieved using the actual fees/expenses.
   22. Represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment
       Advisers Act.
Statement of Additional Information
Investment Restrictions
   23. The Fund's concentration policy states the Fund may not:
            Concentrate its investments in any particular industry (excluding U.S. Government or any of its agencies or instrumentalities), but if it is deemed appropriate for the achievement of the Fund's investment objective, up to 25% of its total assets may be invested in any one industry, except that the Fund will normally invest at least 25% of its total assets (i.e., concentrate) in mortgage-related assets and asset-backed instruments issued by government agencies or other governmental entities or by private originators or issuers, and other investments that RE Advisers considers to have the same primary economic characteristics.
           a. Delete the phrase "but if it is deemed appropriate for the achievement of the
              Fund's investment objective," as this appears to reserve discretion as to when or whether the Fund would concentrate. See Sections 8(b) and 13(a) of the ICA.
           b. Clarify the disclosure to state (if accurate) the Fund intends to concentrate its investments in mortgage-related assets and asset-backed instruments. If accurate, revise the Item 4 disclosure to note the Fund will concentrate and identify the corresponding risks of concentration.
Taxes
Higher-Risk Securities
   24. The disclosure states the Fund "may invest in debt obligations that are in the lowest rating categories or are unrated." Reconcile this statement with the statement noted
       above that the Fund will not invest in securities rated C or below by Moody's and D or below by S&P.
Part C: Other Information
Exhibits
   25. If the fee waiver/expense reimbursement arrangement is part of a written agreement, please supplementally confirm the agreement will be filed as an exhibit to the registration statement pursuant to Item 28(h) of Form N-1A.
       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
        Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-3250.

                                                                    Sincerely,

                                                                    /s/ Raymond
A. Be


Attorney-Adviser